AHP 6/4/2002

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022750

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED
MAY 31 2002
PROCESSING
165

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Interlink Securities Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20750 Ventura Blvd., Suite 300
(No. and Street)

Woodland Hills, CA 91364
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry L. Wolfe President 818-992-6700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blankstein & Company An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

5850 Canoga Ave., Suite 220 Woodland Hills, CA 91367
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OK-UF 6-17-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry L. Wolfe ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Interlink Securities Corp **INTERLINK Securities Corp.**, as of March 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

Signature

Title

Notary Public

KAREN BARNETT PERRY
Commission # 1326514
Notary Public - California
Los Angeles County
My Comm. Expires Oct 22, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERLINK SECURITIES CORP.

FINANCIAL STATEMENTS

MARCH 31, 2002 AND 2001

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENTS OF FINANCIAL CONDITION	2
STATEMENTS OF INCOME	3
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENTS OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-8
COMPUTATION OF NET CAPITAL - SCHEDULE I	9-10
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS - SCHEDULE II	11
INFORMATION RELATING TO CONTROL REQUIRMENTS -SCHEDULE III	12
INDEPENDENT AUDITORS REPORT ON INTERNAL ACCOUNTING CONTROL	13-14

B&Co BLANKSTEIN & COMPANY
AN ACCOUNTANCY CORPORATION
DAVID S. BLANKSTEIN, C.P.A. • SHERRY Y. CHEN, C.P.A.
KRISTINA R. TOPOLCSIK, C.P.A.
5850 CANOGA AVENUE, SUITE 220, WOODLAND HILLS, CA 91367
818-348-2000 • FAX: 818-348-2875

INDEPENDENT AUDITORS REPORT

Board of Directors
Interlink Securities Corp.
Woodland Hills, CA 91367

We have audited the accompanying balance sheet of Interlink Securities Corp. (a California corporation), as of March 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interlink Securities Corp., as of March 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blankstein & Company

Blankstein & Company
An Accountancy Corporation
Woodland Hills, California

May 25, 2002

INTERLINK SECURITIES CORP.

STATEMENTS OF FINANCIAL CONDITION

MARCH 31, 2002 AND 2001

ASSETS

CURRENT ASSETS	2002	2001
Cash in bank	$ 1,814,379	$ 646,138
Commissions receivable	625,562	495,899
Deposits and other assets	29,416	29,416
Deferred tax (Note 3)	53,500	6,500
TOTAL ASSETS	**$ 2,522,857**	**$ 1,177,953**

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITES		
Accounts payable	$ 3,930	$ 19,351
Commissions payable	1,121,771	621,283
Intercompany payable (Note 2)	985,763	326,468
TOTAL CURRENT LIABILITIES	**2,111,464**	**967,102**
COMMITMENTS AND CONTINGENT LIABILITIES (Notes 2 & 4)		
STOCKHOLDER'S EQUITY		
Common stock, $10 par value, 1000 shares authorized, 500 shares issued and outstanding	5,000	5,000
Paid in capital	20,085	20,085
Retained earnings	386,308	185,766
TOTAL STOCKHOLDER'S EQUITY	**411,393**	**210,851**
TOTAL LIABILITES AND STOCKHOLDER'S EQUITY	**$ 2,522,857**	**$ 1,177,953**

The accompanying notes are an integral part of these financial statements.

INTERLINK SECURITIES CORP.

STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
REVENUE:		
Commissions	$ 12,081,522	$ 11,329,410
Other	70,403	54,933
Interest income	17,633	65,783
	12,169,558	11,450,126
EXPENSES:		
Assesments & fees	69,716	49,682
Commissions	5,793,328	5,761,461
Contributions	-	5,000
Dues & subscriptions	3,833	3,005
Education	20,440	5,390
Insurance	3,389	1,878
Intercompany overhead allocation (Note 2)	2,300,000	1,200,000
Legal & professional	100,085	67,144
Licenses & permits	10,567	14,776
Office & other expenses	4,883	4,959
Outside services & consultants	2,858	11,506
Seminars & conferences	6,752	(2,999)
Travel & entertainment	10,165	3,662
Total expenses	8,326,016	7,125,464
Net operating income before income taxes	3,843,542	4,324,662
Provision for income taxes (Note 3)	1,543,000	153,500
NET INCOME	$ 2,300,542	$ 4,171,162

The accompanying notes are an integral part of these financial statements.

INTERLINK SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	CAPITAL STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCES AT MARCH 31, 2000	$ 5,000	$ 20,085	$ 214,604	$ 239,689
NET INCOME	-	-	4,171,162	4,171,162
DIVIDEND DISTRIBUTION	-	-	(4,200,000)	(4,200,000)
BALANCES AT MARCH 31, 2001	5,000	20,085	185,766	210,851
NET INCOME	-	-	2,300,542	2,300,542
DIVIDEND DISTRIBUTION (NOTE 2)	-	-	(2,100,000)	(2,100,000)
BALANCES AT MARCH 31, 2002	$ 5,000	$ 20,085	$ 386,308	$ 411,393

The accompanying notes are an integral part of these financial statements.

INTERLINK SECURITIES CORP.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 2,300,542	$ 4,171,162
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	(47,000)	21,500
Changes in operating assets and liabilities:		
Decrease (increase) in assets:		
Commissions receivable	(129,662)	(333,304)
Deposits and other assets	-	(16,799)
Increase (decrease) in liabilities:		
Accounts payable	(15,421)	17,232
Intercompany payable	659,295	127,737
Commissions payable	500,487	554,397
Net cash provided by (used in) operating activities	3,268,241	4,541,925
Cash flows from financing activities:		
Dividends paid to parent company	(2,100,000)	(4,200,000)
Net cash provided (used) by financing activities	(2,100,000)	(4,200,000)
Net increase (decrease) in cash and cash equivalents	1,168,241	341,925
Cash and cash equivalents, beginning of year	646,138	304,213
Cash and cash equivalents, end of year	$ 1,814,379	$ 646,138
Supplemental disclosure of Cash Flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

INTERLINK SECURITIES CORP.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2002 AND 2001

	2002	2001
NET CAPITAL		
Total stockholder's equity	$ 411,393	$ 210,851
Deduct stockholder's equity not allowable for net capital	-	-
Total stockholder's equity qualified for net capital	411,393	210,851
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
B. Other (deductions) or allowable credits	-	-
TOTAL CAPITAL	411,393	210,851
Deductions and/or charges		
A. Non-allowable assets:		
Securities not readily marketable	-	-
Exchange memberships	-	-
Furniture, equipment, and leasehold improvements	-	-
Other assets	(82,916)	(35,916)
B. Other deductions and/or charges	-	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	328,477	174,935
Haircut on Securities (computed, where applicable, pursuant to rule (15c3-1(f))	-	-
NET CAPITAL	$ 328,477	$ 174,935
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$ 3,930	$ 19,351
Intercompany and income taxes payable	985,763	326,468
Commissions payable	1,121,771	621,283
TOTAL AGGREGATE INDEBTEDNESS	$ 2,111,464	$ 967,102

The accompanying notes are an integral part of these financial statements.

INTERLINK SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2002 AND 2001

SCHEDULE I (continued)	2002	2001
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
A. Minimum net capital required:(based on aggregate Indebtedness) per regulation section 240.15c3-1(a)(1)(i)	$ 140,764	$ 64,473
B. Minimum dollar requirement	$ 5,000	$ 5,000
Net capital requirement (greater of A or B)	$ 140,764	$ 64,473
Excess capital	$ 187,713	$ 110,462
Ratio of aggregate indebtedness to net capital	6.43	5.53

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in part II of Form X-17 A-5 as of
March 31, 2002 and 2001)

Net Capital as reported in Company's Part II (unaudited):	2002	2001
FOCUS REPORT	$ 1,456,056	$ 264,672
NET AUDIT ADJUSTMENTS	(1,127,579)	(89,737)
NET CAPITAL PER ABOVE	$ 328,477	$ 174,935

The accompanying notes are an integral part of these financial statements.

INTERLINK SECURITIES CORP.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2002 AND 2001

Under SEC Rule 15c3-3 (k)(2)(i), Interlink Securities Corp. is claiming exemption from these reserve requirements since at no time were customer funds and/or securities held during the year.

The accompanying notes are an integral part of these financial statements.

INTERLINK SECURITIES CORP.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2002 AND 2001

Under SEC Rule 15c3-3 (k)(2)(i), Interlink Securities Corp. is claiming exemption from these requirements since at no time were customer funds and/or securities held during the year.

The accompanying notes are an integral part of these financial statements.

Note 1 - Significant Accounting Policies:

Organization

Interlink Securities Corp. formerly known as Centrestone Financial Securities Corp. (the Company) was incorporated in California on June 1, 1992. The Company is a registered broker - dealer pursuant to section 15(b) of the Securities Act of 1934. The Company operates as a limited broker - dealer servicing the life insurance and annuity needs of other full services broker dealers.

Basis of Accounting

The Company uses the accrual method of accounting for financial statement purposes.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash and investments that have a maturity of less than three months.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Revenue Recognition

The Company recognizes commission income on the wholesaling of variable life and variable annuities products when the insurance company who places the insurance policy receives their premium payment.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was $0 for the years ended March 31, 2002 and 2001, respectively.

Comprehensive income

The Company accounts for comprehensive income in accordance with SFAS No. 130 "Reporting Comprehensive Income", which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other comprehensive income (I.e., certain revenues, expenses, gains and losses reported as separate components of stockholders' equity rather than in net income).

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Significant Accounting Policies (continued):

Income Taxes

Effective April 1, 1995 with the merger of the Company with its parent, Centrelink Insurance and Financial Services, the Company is included in the parent's consolidated federal and combined state income tax returns. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Deferred income taxes result primarily from state income taxes.

Note 2 - Intercompany Payable and Related Party Transactions

The Company's parent, Centerlink Insurance and Financial Services advances money for the Company's salaries and bonuses, rent, telephone and general overhead expenses. During the years ended March 31, 2002 and 2001, the Company paid approximately $2,300,000 and $1,200,000 respectively, for these overhead expenses. The Company also paid an intercompany dividend to its parent company of $2,100,000 and $4,200,000 for the years ended March 31, 2002 and 2001, respectively. In addition, the Company had net transactions with its parent amounting to $659,295 and $127,737 for the years ended March 31, 2002 and 2001, respectively, which includes the allocation of the consolidated income tax provision for the years ended March 31, 2002 and 2001.

Note 3 - Income Taxes

Income tax expense (benefit) for the years ended March 31, consisted of the following:

	2002	2001
Current:		
Federal	$ 1,250,000	$ 103,000
State	340,000	29,000
Total current	1,590,000	132,000
Deferred:		
Federal	(47,000)	21,500
State	-	-
Total deferred	(47,000)	21,500
Total	$ 1,543,000	$ 153,500

INTERLINK SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002 AND 2001

Note 3 - Income Taxes (continued)

The components of deferred tax liabilities (assets) follow:

	2002	2001
Deferred tax assets		
State tax (current)	(53,271)	(6,460)
State tax (deferred)	-	-
Total gross deferred tax assets	(53,271)	(6,460)
Valuation allowance	(229)	(40)
Net deferred tax liability (asset)	$ (53,500)	$ (6,500)

The Company files a consolidated income tax return with its parent. For the year ended March 31, 2002, the Company recorded its share of the consolidated income tax expense on a separate return basis. For the year ended March 31, 2001 the Company recorded it's share of the consolidated tax provision on a pro-rata basis. The Company's current tax expense of $1,590,000 and $132,000 for the years ended March 31, 2002 and 2001 was recorded as "Intercompany Payable" on the Company's balance sheet.

Note 4 - Concentration of Credit Risk

The Company maintains their cash in bank deposit accounts in a high credit quality financial institution. The balances, at times, may exceed federally insured limits. At March 31, 2002 and March 31, 2001 the Company exceeded the insured limit by approximately $2,081,554 and $605,690, respectively.

Note 5 - Net Capital Requirements

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2002 and 2001, the Company had a net capital requirement of $140,764 and $64,473, respectively, which is $135,764 and $59,473 in excess of the minimum of $5,000 required and its ratio of aggregte indebtedness to net capital was 6.43 and 5.53, respectively, which is less than the 15 to 1 maximum ratio for a broker dealer.

INDEPENDENT AUDITORS REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Interlink Securities Corp.

In planning and performing our audit of the financial statements of Interlink Securities Corp. for the years ended March 31, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Interlink Securities Corp., that we considered relevant to the objectives stated in rule 17a-5 (g). We also made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The broker dealer was in compliance with the conditions of exemption under rule 15c3-3 (k) (2) (i) and that no facts came to our attention indicating that such conditions had not been complied with during the year. We did not review practices and procedures followed by the company in making the quarterly securities examinations, counts, verification and comparisons, and the recordation of difference required by the rule 17a-13 or in complying with the requirements for prompt payment for securities section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial function relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 and 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Blankstein & Company

Blankstein & Company
An Accountancy Corporation
Woodland Hills, CA 91367

May 25, 2002